                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                            ----------------------

                                Schedule 13E-4
                         Issuer Tender Offer Statement
     (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)

                            ----------------------

                            St. Jude Medical, Inc.
                               (Name of Issuer)

                            St. Jude Medical, Inc.
                     (Name of Person(s) Filing Statement)

                            ----------------------

                    Common Stock, par value $.10 per Share
            (Including Associated Preferred Stock Purchase Rights)
                        (Title of Class of Securities)

                                   790849103
                     (CUSIP Number of Class of Securities)

                               Kevin T. O'Malley
                      Vice President and General Counsel
                            St. Jude Medical, Inc.
                              One Lillehei Plaza
                           St. Paul, Minnesota 55117
                                (612) 483-2000
      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications
                   on Behalf of the Person Filing Statement)

                            ----------------------
                                   Copy to:
                               Gary L. Tygesson
                             Dorsey & Whitney LLP
                            220 South Sixth Street
                         Minneapolis, Minnesota 55402
                                (612) 340-8753

                            ----------------------

                               February 12, 1998
    (Date Tender Offer First Published, Sent or Given to Security Holders)

                            ----------------------

                            CALCULATION OF FILING FEE
================================================================================
   TRANSACTION VALUATION*                              AMOUNT OF FILING FEE
--------------------------------------------------------------------------------

           $312,000,000                                          $62,400
================================================================================

* Calculated solely for purposes of determining the filing fee, based upon the purchase of 8,000,000 shares at the maximum tender offer price per share of $39.00.

[_] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:         N/A                 Filing Party:        N/A
Form or Registration No.:       N/A                 Date File:           N/A

     This Issuer Tender Offer Statement on Schedule 13E-4 (the "Statement") relates to the tender offer by St. Jude Medical, Inc., a Minnesota corporation (the "Company"), to purchase up to 8,000,000 shares of its common stock, par value $.10 per share (the "Shares"), including the associated Preferred Stock Purchase Rights, at prices, net to the seller in cash, not greater than $32.00 nor less than $39.00 per Share, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 12, 1998 (the "Offer to Purchase") and the related Letter of Transmittal (which are herein collectively referred to as the "Offer"). Copies of such documents are filed as Exhibits
(a)(1) and (a)(2), respectively, to this Statement.

Item 1.   Security and Issuer

     (a) The name of the issuer is St. Jude Medical, Inc., a Minnesota corporation. The address of its principal executive offices is One Lillehei Plaza, St. Paul, Minnesota 55117.

     (b) The information set forth in "Introduction," "Section 1. Number of Shares; Proration" and "Section 9. Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares" in the Offer to Purchase is incorporated herein by reference. The Offer is being made to all holders of Shares, including officers, directors and affiliates of the Company, although the Company has been advised that none of its directors or executive officers intends to tender any Shares pursuant to the Offer.

     (c) The information set forth in "Introduction" and "Section 7. Price Range of Shares; Dividends" in the Offer to Purchase is incorporated herein by reference.

     (d) This Statement is being filed by the issuer.

Item 2.   Source and Amount of Funds or Other Consideration

     (a)-(b) The information set forth in "Section 10. Source and Amount of Funds" in the Offer to Purchase is incorporated herein by reference.

Item 3.   Purpose of the Tender Offer and Plans or Proposals of the Issuer

     (a)-(j) The information set forth in "Introduction," "Section 8. Background and Purpose of the Offer; Certain Effects of the Offer," "Section 9. Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares," "Section 10. Source and Amount of Funds" and "Section 12. Effects of the Offer on the Market for Shares; Registration Under the Exchange Act" in the Offer to Purchase is incorporated herein by reference.

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

Item 4.   Interest in Securities of the Issuer

     The information set forth in "Section 9. Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares" and "Schedule I-Certain Transactions Involving Shares" in the Offer to Purchase is incorporated herein by reference.

Item 5. Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer's Securities.

     The information set forth in "Introduction," "Section 8. Background and Purpose of the Offer; Certain Effects of the Offer" and "Section 9. Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares" in the Offer to Purchase is incorporated herein by reference.

Item 6.   Persons Retained, Employed or to be Compensated

     The information set forth in "Introduction" and "Section 16. Fees and Expenses" in the Offer to Purchase is incorporated herein by reference.

Item 7.   Financial Information

     (a)-(b) The information set forth in "Section 11. Certain Information About the Company" in the Offer to Purchase is incorporated herein by reference. The information set forth in (i) pages 4-23 and page 34 of the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on February 11, 1998, filed as Exhibit (g)(1) hereto; and (ii) pages 2-7 of the Company's Quarterly Report on Form 10-Q for the nine months ended September 30, 1997, filed as Exhibit (g)(2) hereto, in each case, is incorporated herein by reference.

Item 8.   Additional Information

     (a)  Not applicable.

     (b) The information set forth in "Section 13. Certain Legal Matters; Regulatory and Foreign Approvals" in the Offer to Purchase is incorporated herein by reference.

     (c) The information set forth in "Section 12. Effects of the Offer on the Market for Shares; Registration Under the Exchange Act" in the Offer to Purchase is incorporated herein by reference.

     (d)  Not applicable.

     (e) The information set forth in the Offer to Purchase and the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively, is incorporated herein by reference.

Item 9.   Material to be Filed as Exhibits

(a)(1) Form of Offer to Purchase dated February 12, 1998.
(a)(2) Form of Letter of Transmittal.
(a)(3) Form of Notice of Guaranteed Delivery.
(a)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(5) Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(6) Form of Letter dated February 12, 1998 to Shareholders from the Chairman and Chief Executive Officer of the Company.
(a)(7) Form of Press Release issued by the Company dated February 11, 1998.
(a)(8) Form of Summary Advertisement dated February 12, 1998.
(a)(9) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(b) Commitment Letter dated February 11, 1998 between the Company and Bank of America National Trust and Savings Association and Credit Suisse First Boston Corporation and related Terms Sheet.
(c)    Not applicable.
(d)    Not applicable.
(e)    Not applicable.
(f)    Not applicable.
(g)(1) Pages 4-23 and 34 of the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on February 11, 1998.
(g)(2) Pages 2-7 of the Company's Quarterly Report on Form 10-Q for the nine months ended September 30, 1997.

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

                                 SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    St Jude Medical, Inc.


                                    By: /s/ Robert E. Munzenrider
                                        -----------------------------------
                                    Robert E. Munzenrider
                                    Vice President, Finance and
Dated: February 12, 1998            Chief Financial Officer

                               INDEX TO EXHIBITS

Item   Description                                                         Page
----   -----------                                                         ----
(a)(1) Form of Offer to Purchase dated February 12, 1998...................
(a)(2) Form of Letter of Transmittal.......................................
(a)(3) Form of Notice of Guaranteed Delivery...............................
(a)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust
       Companies and Other Nominees........................................
(a)(5) Form of Letter to Clients for use by Brokers, Dealers, Commercial
       Banks, Trust Companies and Other Nominees...........................
(a)(6) Form of Letter dated February 12, 1998 to Shareholders from the
       Chairman and Chief Executive Officer of the Company......
(a)(7) Form of Press Release issued by the Company dated
       February 11, 1998...................................................
(a)(8) Form of Summary Advertisement dated February 12, 1998...............
(a)(9) Guidelines for Certification of Taxpayer Identification Number
       on Substitute Form W-9..............................................
(b)    Commitment Letter dated February 11, 1998 between the Company and Bank of America National Trust and Savings Association and
       Credit Suisse First Boston
       Corporation and related Terms Sheet.................................
(c)    Not applicable......................................................
(d)    Not applicable......................................................
(e)    Not applicable......................................................
(f)    Not applicable......................................................
(g)(1) Pages 4-23 and 34 of the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on February 11, 1998....
(g)(2) Pages 2-7 of the Company's Quarterly Report on Form 10-Q
       for the nine months ended September 30, 1997........................



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